UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 15, 2014 (December 12, 2014)

LIN Media LLC

(Exact name of registrant as specified in its charter)

Delaware	001-36032	90-0935925
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation)	File Number)	Identification No.)

LIN Television Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	000-25206	13-3581627
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Brazos Street, Suite 800, Austin, Texas 78701

(Address, including Zip Code, of Principal Executive Offices)

Registrant’s telephone number, including area code: (512) 774-6110

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01                                           Other Events

Press Release Announcing FCC Approval, the Election Deadline and Expected Closing Date

On December 12, 2014, LIN Media LLC (“LIN Media”) and Media General, Inc. (“Media General”) issued a joint press release announcing that they received approval from the Federal Communications Commission for the business combination of LIN Media and Media General (the “Merger”).  The joint press release also announced that the deadline for LIN Media shareholders to submit their election form to elect the form of consideration they wish to receive in the Merger is 5:00 p.m. eastern time, on December 18, 2014. The closing of the Merger is expected to occur on December 19, 2014. It is expected that December 19, 2014 will be the last trading day for LIN Media shares.

Item 9.01                                           Financial Statements and Exhibits.

(d)                                 Exhibits

Exhibit No.	Description

99.1	Joint Press Release issued December 12, 2014 by Media General, Inc. and LIN Media LLC.

FORWARD-LOOKING STATEMENTS

Certain statements in this transcript and related slide deck constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Media General or LIN Media to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “increase,” “forecast” and “guidance” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are based upon then-current assumptions and expectations and are generally forward-looking in nature and not historical facts. Any statements that refer to outlook, expectations or other characterizations of future events, circumstances or results are also forward-looking statements. There can be no assurance that the proposed Merger or the proposed purchases and sales will occur as currently contemplated, or at all, or that the expected benefits from the Merger will be realized on the timetable currently contemplated, or at all. Additional risks and uncertainties relating to the proposed Merger include, but are not limited to, uncertainties as to the satisfaction of closing conditions to the Merger, including timing, receipt of, and conditions to obtaining regulatory approvals, timing and receipt of approval by the shareholders of Media General and LIN Media, the respective parties’ performance of their obligations under the merger agreement, and other factors affecting the execution of the transaction. Other risks that could cause future results to differ from those expressed by the forward-looking statements included in this transcript and related slide deck include, but are not limited to, Media General’s and LIN Media’s ability to promptly and effectively integrate the businesses of the two companies, any change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Media General and LIN Media, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

A further list and description of important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Media General and LIN Media’s respective Annual Reports on Form 10-K for the year ended December 31, 2013, Quarterly Reports for the quarters ended March 31 and June 30, 2014 on Form 10-Q and in the Registration Statement on Form S-4 (the “Form S-4”) and the related joint proxy statement/prospectus with respect to the Merger, and are included under headings such as “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Other unknown or unpredictable factors could also have material adverse effects on Media General’s or LIN Media’s performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this transcript and related slide deck may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this transcript and related slide deck. Media General and LIN Media undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any shareholder of Media General or LIN Media. In connection with the Agreement and Plan of Merger by and among Media General, Mercury New Holdco, Inc., (“Media General Holdings”), LIN Media and the other parties thereto, as amended, Media General Holdings has filed with the Securities and Exchange Commission (“SEC”) the “Form S-4 that includes a joint proxy statement/prospectus that has been filed with the SEC by Media General and LIN Media. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION ABOUT MEDIA GENERAL, LIN Media, MEDIA GENERAL HOLDINGS AND THE PROPOSED COMBINATION. The Form S-4, including the joint proxy statement/prospectus and any other documents filed by Media General, Media General Holdings and LIN Media with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Media General Holdings may also be obtained for free from Media General’s Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Lou Anne J. Nabhan, Vice President, Corporate Communications, at (804) 887-5120.

PARTICIPANTS IN THE SOLICITATION

Media General and LIN Media and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or LIN Media in connection with the transaction. Information about Media General’s directors and executive officers is available in the Form S-4 and the joint proxy statement/prospectus regarding the transaction that has been filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIN MEDIA LLC

Date: December 15, 2014

	By:	/s/ Nicholas N. Mohamed
	Name:	Nicholas N. Mohamed
	Title:	Vice President Controller

Exhibit Index

Exhibit No.	Description

99.1	Joint Press Release issued December 12, 2014 by Media General, Inc. and LIN Media LLC.